Our File Number: 42282.00005
Writer’s Direct Dial Number: (954) 468-1373
Writer’s Direct Fax Number: (954) 888-2002
Writer’s E-Mail Address: gschmidt@gunster.com

FOIA CONFIDENTIAL TREATMENT REQUEST

January 24, 2020

VIA EDGAR

CONFIDENTIAL TREATMENT REQUESTED BY PROFESSIONAL HOLDING CORP. PURSUANT TO 17 CFR 200.83 – PLEASE CONTACT GUSTAV SCHMIDT TELEPHONE: (954) 468-1373 OR FAX: (954) 888-2002.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Julia Griffith

Re:	Professional Holding Corp.
Registration Statement on Form S-1
File No. 333-235822

Dear Ms. Griffith:

On behalf of Professional Holding Corp. (the “Company”), we are furnishing supplemental information requested by the staff (the “Staff”) of the U.S. Securities & Exchange Commission (the “Commission”) during a telephone call on January 23, 2020 among the Staff and representatives of the Company, Gunster, Yoakley & Stewart, P.A., Covington & Burling LLP, and the underwriters [***].i

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Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE • tampa • VERO BEACH • WEST PALM BEACh • Winter Park

CONFIDENTIAL TREATMENT REQUESTED BY PROFESSIONAL HOLDING CORP.

U.S. Securities and Exchange Commission

January 24, 2020

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for a Company director under the Company’s articles of incorporation, bylaws or the Florida Business Corporation Act, or pursuant to an indemnification agreement, the Company acknowledges that it is the opinion of the Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Should you have any questions or want to discuss these matters further, please contact me at (954) 468-1373. When you have completed your review of this matter, please return this correspondence to me by mail to 450 E. Las Olas Blvd., Suite 1400, Fort Lauderdale, FL 33301. Additionally, we request that the Commission provide timely notice to the contact person identified on Page 1 of this correspondence before it permits any disclosure of the information contained herein.

Very truly yours,

/s/ Gustav L. Schmidt
Gustav L. Schmidt

i Rule 83 confidential treatment request made by Professional Holding Corp.; request Number 1

ii Rule 83 confidential treatment request made by Professional Holding Corp.; request Number 2

iii Rule 83 confidential treatment request made by Professional Holding Corp.; request Number 3

iv Rule 83 confidential treatment request made by Professional Holding Corp.; request Number 4

v Rule 83 confidential treatment request made by Professional Holding Corp.; request Number 5

vi Rule 83 confidential treatment request made by Professional Holding Corp.; request Number 6